THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
AMERICAN PLAZA II
57 WEST 200 SOUTH
SUITE 310
SALT LAKE CITY, UTAH 84101

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 359-9300 FAX (801) 359-9310 EMAIL: rnvance@qwest.net
August 14, 2006
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Amendment No. 6 to the Registration Statement on Form SB-2
File No. 333-129347
Dear Ms. Jacobs:
     Attached for filing is the sixth amendment to the registration statement on Form SB-2 of White Mountain Titanium Corporation (the “Company”). In response to conversations between the staff and the Company’s CFO this morning, the following changes have been made in this filing:
•	A paragraph has been added to the “Management’s Plan of Operation” section to reflect changes to the financial statements.

•	The auditor’s report has been revised to include a date for new note 12.

•	The audited balance sheet has been amended to designate the 2005 column as restated.

•	New note 12 has been added.

•	The interim balance sheet has been amended to designate the interim column as restated.

•	New note 3 has been added.

•	An updated and current legal opinion has been included.
     Please feel free to contact me if you have any questions in regard to this filing.

Sincerely,
/s/ Ronald N. Vance
Ronald N. Vance

cc:	Brian Flower, CFO
Michael P. Kurtanjek, President
Michael Adelstein, Esq.
Sarah A. Strunk, Esq.